Contact

www.linkedin.com/in/georgeclark (LinkedIn)
www.generousgiving.com (Other)
www.ttf.org (Other)
www.houstonchristian.com (Other)

George Clark

Partner at Gerygone Capital
Houston, Texas, United States

Experience

Camp Gladiator
Board Member
March 2021 - Present (2 years 1 month)
Houston, Texas, United States

NEW LEAF PUBLISHING GROUP, INC
Chairman
December 2022 - Present (4 months)
Houston, TX

Gerygone Capital
Partner
2018 - Present (5 years)
Houston

Home Interiors
Chairman of the Board
2008 - Present (15 years)
Houston

Generous Giving
Board Member, Former Chairman
2010 - Present (13 years)

The Trinity Forum
Board Member
July 2001 - Present (21 years 9 months)

Freestone Partners
Managing Director
September 2000 - Present (22 years 7 months)

Caladium, LLC
Vice Chairman
June 2008 - 2016 (8 years)

National Christian Foundation of Houston
Board Member
2006 - 2016 (10 years)

Sweet Leaf Tea
Board Member
November 2007 - June 2011 (3 years 8 months)

PBS Lumber
Board Member
August 2006 - August 2008 (2 years 1 month)

Dan Loc Bolt & Gasket
Board Member
2002 - 2007 (5 years)
Houston

Northstar Partners, LLC
Co-Founder
1998 - 2000 (2 years)

Insurance consulting services to the private equity industry.

Custom Chenille Embroidery
Sales
July 1990 - July 1992 (2 years 1 month)

Education

The University of Texas at Austin
BA, History · (1986 - 1990)